Exhibit 99.1

FOR IMMEDIATE RELEASE

LJ International Inc. Files 2011 Annual Report on Form 20-F and Schedules Fourth

Quarter and Full Year 2011 Earnings Release on Monday, April 30, 2012

Earnings Conference Call to be held on April 30, 2012

at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong)

Hong Kong, April 25, 2012 – LJ International Inc. (LJI) (NASDAQ: JADE), (“LJI” or “the Company”) a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 with the Securities and Exchange Commission (the “SEC”) on April 25, 2012.

The Form 20-F can be accessed on the Company’s investor relations page at http://www.ljintl.com and is also available on the SEC website at http://www.sec.gov.

The Company will also issue its executive summary of the audited financial results for the fourth quarter and full year ended December 31, 2011 in the form of earnings release before the US market open on Monday, April 30, 2012. The release and earnings presentation will be available on the investor relations page of its website at http://www.ljintl.com.

Company’s senior management will host a conference call on Monday, April 30, 2012 at 8:00 a.m. (Eastern)/ 5:00 a.m. (Pacific)/ 8:00 p.m. (Beijing/Hong Kong) to discuss its quarterly and the full year results and recent business activities.

To access the conference call, please dial:

Conference Dial-In (U.S. Toll Free):	1- 877-407-0778
International Dial-In:	1- 201-689-8565

Please dial in at least 10 minutes before the call to ensure timely participation.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at the following:
Webcast:	http://www.investorcalendar.com/IC/ CEPage.asp?ID=167671
Available until:	July 27, 2012

Following the earnings conference call, an archive of the call will be available by dialing:
Replay Dial-In (U.S. Toll Free):	1- 877-660-6853
International Dial-In:	1- 201-612-7415

Replay Passcodes (both required):
Account number:	286
Conference ID number:	390539
Available until:	11:59 pm on May 14, 2012

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com